[BLANK ROME LLP LETTERHEAD]

Phone:	(215) 569-5530
Fax:	(215) 832-5530
Email:	stokes@blankrome.com

March 7, 2012

BY EDGAR

Bo J. Howell, Esquire
Staff Attorney
Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C.  20549

Re:	Special Opportunities Fund, Inc. (the “Fund”) File Nos.: 811-07528 and 333-178943

Dear Mr. Howell:

On behalf of the Fund, this letter is in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided by letter dated January 31, 2012 (the “Comments”), regarding the Fund’s Registration Statement on Form N-2 filed on January 9, 2012.

The Staff’s comments have been reproduced in bold typeface below, each immediately followed by the Fund’s responses.

Cover Page

1.	Comment: On the Cover Page and elsewhere, the offering is presented as follows.1

10 Shares of Common Stock	1 Transferable Right	1 Share of Convertible Preferred Stock	3 Shares of Common Stock

This suggests a conversion ratio of 1 share of convertible preferred stock for three shares of common stock.  In The Offering Shares outstanding after completion of the Offering (page 5), however, the conversion is reversed (i.e., three shares of convertible preferred stock for one share of common stock).  Please revise the offering to consistently present the conversion of convertible preferred stock to common stock.

1 This capital structure is also presented in the sections Rights Offering of Convertible Preferred Stock (page 1) and The Offering - Dilution (page 5).

Bo J. Howell, Esquire
March 7, 2012

a.
If the conversion ratio is three shares of common stock for each share of convertible preferred stock, then please explain to us how the offering complies with Section 23(b) of the Company Act.  See Ass’n of Publicly Traded Inv. Funds, SEC No-Action Letter (Aug. 2, 1985); Pilgrim Reg’l Bank Shares, Inc., SEC No-Action Letter (Dec. 11, 1991).

b.	Please discuss the impact of the additional 10% issuance of shares to honor the over-subscription requests on the conversion ratio.

c.	Please explain why the Fund is not registering the transferable rights.

d.	Finally, please ensure that the share totals described in the Shares outstanding after completion of the Offering (page 5) are consistent with the appropriate conversion ratio.

Response:

(a) The Fund hereby confirms that with respect to the subsequent conversion of the convertible preferred stock, the correct conversion ratio (subject to adjustment for prior distributions) is three shares of common stock for one share of convertible preferred stock on the date of the conversion which may be as long as five years from the expiration date of the rights offering.  However, with respect to the initial transaction, i.e., the Fund’s offering of the transferable rights to purchase shares of the convertible preferred stock, one transferable right shall be issued to existing stockholders for every ten shares of common stock held on the record date.  Each such right is then exercisable for one share of convertible preferred stock at a price of $50 per share.  Because each right entitles its holder to one share of convertible preferred stock (i.e., a 1:1 ratio), a stockholder must hold ten shares of common stock to be entitled to one right (i.e, a 1:10 ratio).  The Fund asserts that such ratio of the offering complies with both Association of Publicly Traded Investment Funds and Pilgrim Regional Bank Shares, Inc., which require that the ratio of the offering does not exceed 1 right for every 3 shares of common stock.   The subsequent conversion by convertible preferred stockholders for shares of common stock is pursuant to the terms and conditions of the convertible preferred stock and is not directly related to the rights offering.  The Fund hereby asserts that such conversion complies with part (3) of Section 23(b), which does not permit a Fund to sell common stock at a price below the current net asset value except “…(3) upon conversion of a convertible security in accordance with its terms.”

(b) The conversion ratio of three shares of common stock for one share of convertible preferred stock is not affected by the issuance of an additional 10% of preferred shares that may be issued to honor certain over-subscription requests.  The number of convertible preferred shares that may be purchased by exercising the rights may increase by up to 10% which means that there may ultimately be up to 10% more common shares issued upon the subsequent conversions of the preferred shares.  This might cause either additional dilution or accretion to the common stockholders depending upon the net asset value of the Fund as of the date of the conversions of preferred stock.

(c) The Fund does intend to register the transferable rights.  The cover of the Registration Statement inadvertently omitted an indication to register the rights.   The Fund will correct the information regarding registration to explicitly include the rights on its pre-effective amendment to the Registration Statement.  In addition, the Fund inadvertently included the common stock among the securities to be registered.  The Fund currently holds sufficient common stock to fulfill the offering and does not intend to register any additional common stock at this time.  The Fund’s pre-effective amendment to the Registration Statement will also include this correction.

Bo J. Howell, Esquire
March 7, 2012

(d) Assuming that all 680,987 shares of convertible preferred stock in the offering are subscribed for, 680,987 shares of convertible preferred stock (which are convertible into 2,042,961 shares of common stock) and 6,809,867 shares of our common stock will be issued and outstanding immediately following the rights offering.  This information has been corrected in the Registration Statement.

2.	Comment: In the first paragraph, please explain to us how the Fund determined the conversion price from convertible preferred stock to common stock (currently at $33.33 per share).

Response:  The conversion price of $33.33 was stated incorrectly.  The Fund will calculate the conversion price by dividing the subscription price of the convertible preferred stock ($50 per share) by three (the number of shares into which a share of convertible preferred stock is convertible into), which equals $16.67.  The conversion price will be corrected in the pre-effective amendment to the Registration Statement.

3.
Comment:  In the third full paragraph on page i, the Fund says, “your ownership may be diluted.”  (Emphasis added.)  On pages 1 and 3 the Fund says, “your ownership is likely to be diluted.”  (Emphasis added.)  As “may” and “likely” represent varying degrees of probability that dilution will occur, please revise these statements using consistent language.

Response:  Based upon the applicable terms and conditions of the convertible preferred stock, including that conversion may, but is not certain to occur, in five years and the wide range of factors that could impact the potential for dilution between now and the time of conversion, the Fund believes that use of the word “may” in this context is more appropriate than “likely.”  Therefore, all references to dilution have been revised to consistently state that “ownership may be diluted.”

4.
Comment:  On page ii, please revise the disclosure in the penultimate paragraph to be consistent with Item 1(d) of Form N-2 regarding whether the Fund will make available through its website, free of charge, the Fund’s shareholder reports.  If the Fund will not make these documents available through its website, free of charge, then disclose why it does not do so.

Response:  The Fund hereby confirms that it has revised the disclosure as requested to state that such documents are made available through its website, free of charge.

5.
Comment:  Please explain how the rights offering and subsequent subscription rights to the convertible preferred shares comply with Section 18(d) of the Company Act, which generally prohibits subscription rights that do not expire with 120 days after their issuance.  See Bunker Hill Income Sec., Inc., Fed. Sec. L. Rep. (CCH) ¶ 77,315 (Oct. 29, 1982) (discussing Section 18(d) and Alleghany Corp., 37 S.E.C. 424 (Nov. 30, 1956)).

Bo J. Howell, Esquire
March 7, 2012

Response:  The Fund hereby asserts that, unlike the preferred securities at issue in Alleghany Corp., the valuable element of the Fund’s convertible preferred stock is the preferred stockholders’ right to receive dividends at the rate of 3.00% of the Subscription Price per year.  The Fund further asserts that based upon the conversion ratio of one share of convertible preferred stock for three shares of common stock, relative to the Subscription Price ($50) and current market price of the common stock ($15.66 as of February 28, 2012), the value of the conversion right is not the predominant factor in the market value of the convertible preferred stock.  As disclosed in the Registration Statement, the Fund believes that the conversion right is a secondary attribute which is included to enhance the terms upon which the Fund is able to issue the convertible preferred stock.  The Fund believes such features are in compliance with Bunker Hill Income Sec., Inc. because the convertibility feature being contemplated for the preferred shares will not so dominate the offering as to make it a right to purchase within the meaning of section 18(d) of the 1940 Act.  The Fund notes that its Chairman, Fund counsel and Mr. James M. Curtis of the Staff discussed the terms of the convertible preferred stock pursuant to this potential offering in February, 2010, and Mr. Curtis did not object to the Fund’s contention that the offering, as contemplated at that time, was in compliance with Bunker Hill and Alleghany.

The Offering – Description of Convertible Preferred Stock (Page 3)

6.
Comment:  This section states “[s]hares of the Convertible Preferred Stock will have identical rights, voting powers . . . of the common stock.”  (Emphasis added.)  Please revise this paragraph so it is consistent with Section 18(a)(2)(C) of the Company Act, which provides that shareholders of a class of senior equity security, such as the proffered convertible preferred stock, are entitled to special voting rights with respect to the election of two directors.

Response:  The Fund hereby confirms that it has revised the disclosure as requested.

The Offering – Voting Rights (Page 4)

7.
Comment:   Consistent with the preceding comment, please revise this section to be consistent with Section 18(a)(2)(C) of the Company Act.  Particularly the second sentence, which states “[t]he remaining Directors shall be elected by holders of common stock.”  Under Section 18(a)(2)(C), in addition to the special rights to elect two directors, the shareholders of the convertible preferred stock will also participate in the election of the remaining directors.

Response:  The Fund hereby confirms that it has revised the disclosure as requested.

The Offering – Dilution (Page 5)

8.
Comment:  In this section, please provide an example of the dilution that common shareholders will experience, assuming full participation in the rights offering and conversion of all of the convertible preferred stock into common stock.  The example should include both an approximation of the aggregate dilution in the change in share price as a dollar amount and as a percentage.

Bo J. Howell, Esquire
March 7, 2012

Response:  The Fund has added the following examples as requested, which assume that the then current stock price is above the conversion price of $16.67 per share:

Example #1 - Stock Price Trading at 10% Discount to NAV (Dilutive to NAV)

NAV Per Share	Stock Price	Conversion Price	New NAV Per Share	Percentage Dilution	Dollar Amt Per Share Dilution
$20.00	$18.00	$16.67	$19.23	3.84%	$0.77

Example #2 - Stock Price Trading at 10% Premium to NAV (Accretive to NAV)

NAV Per Share	Stock Price	Conversion Price	New NAV Per Share	Percentage Accretion	Dollar Amt Per Share Accretion
$16.00	$17.60	$16.67	$16.15	0.97%	$0.15

Fees and Expenses (Page 6)

9.	Comment: Please complete the fee table.

Response:  The Fund has completed the fee table based upon its most recently completed fiscal year.

10.	Comment: Since the Fund invests in business development companies (“BDCs”), please confirm that the fees charged by the underlying BDCs are included in the AFFE calculation in the fee table.

Response:  The Fund hereby confirms that the fees charged by underlying BDCs are included in the Fund’s AFFE calculation in the fee table.

Risks Related to this Offering – Leveraging (Page 11)

11.	Comment: Consider providing simplified numerical examples to illustrate how the asset coverage will operate. See Guide 6 to Form N-2.

Response:  After consideration, the Fund respectfully declines to provide examples to illustrate how the asset coverage will operate.

Bo J. Howell, Esquire
March 7, 2012

Risks Related to the Fund’s Investment (Page 11)

12.
Comment:  Other Closed-End Investment Company Securities:  The first paragraph in this section states that for purposes of voting on solicitations from underlying funds, the Fund will engage in mirror voting or seek instructions from its stockholders with regard to the matter.  Please revise to include a discussion about the Fund’s recently passed “standing” instruction that provides the adviser with broad discretionary authority to vote solicitations from underlying funds.  Also, disclose the Division of lnvestment Management’s position with respect to this policy.

Response:  The Fund has inserted the disclosure that otherwise appears on page 34 of the Registration Statement to this risk disclosure as set forth below.  In addition, the Fund has updated the disclosure to state that the Fund has requested a declaratory judgment from the Commission.

Other Closed-End Investment Company Securities:  The Fund invests in the securities of other closed-end investment companies.  Investing in other closed-end investment companies involves substantially the same risks as investing directly in the underlying instruments, but the total return on such investments at the investment company level may be reduced by the operating expenses and fees of such other closed-end investment companies, including advisory fees.  In accordance with Section 12(d)(1)(F) of the 1940 Act, the Fund will be limited by provisions of the 1940 Act that limit the amount the Fund can invest in other investment companies to 3% of any other investment company’s total outstanding stock.  As a result, the Fund may hold a smaller position in a closed-end investment company than if it were not subject to this restriction.  To comply with provisions of the 1940 Act, on any matter upon which stockholders of a closed-end investment company in which the Fund has invested are solicited to vote, the Fund’s investment adviser will vote such shares in the same general proportion as shares held by other stockholders of such closed-end investment company or seek instructions from the Fund’s stockholders with regard to the voting on such matter.  Compliance with such provisions regarding its voting of proxies will cause the Fund to incur additional costs.  In addition, if the Fund votes its proxies in the same general proportion as shares held by other stockholders, the Fund may be required to vote contrary to that which the Adviser believes is in the Fund’s best interests in light of its investment objective and strategy.

The staff’s position is that in order to comply with the “seek instructions” requirement, the Fund must seek instructions from its stockholder for each proxy it receives from a closed-end investment company.  The Fund’s Board of Directors believes that the staff’s interpretation is not correct because it would render the option to “seek instructions” virtually useless which the Board believes could not have been Congress’s intent.  On December 13, 2011, the Fund applied for a declaratory order from the SEC stating that implementation of its new proxy voting procedure, as approved by stockholders on December 7, 2011, will not cause the Fund to be in violation of Section 12(d)(1) of the 1940 Act.  The application was submitted pursuant to Section 2(a)(9) of the 1940 Act, or alternatively, pursuant to Section 554(e) of the Administrative Procedure Act of 1946 (the “APA”).  As of March 1, 2012, having received no response from the SEC to the Fund’s application for a declaratory order, with respect to any proposal (including the election of directors) that the Adviser deems likely to favorably impact an investment company’s market price discount to its net asset value, the Adviser has been authorized by stockholders to determine how to vote on such proposal.

Bo J. Howell, Esquire
March 7, 2012

13.
Comment:  The Fund’s most recent Form N-Q lists an investment in Structured Life Settlement Notes.  Please explain why the Fund does not discuss its investment in Structured Life Settlement Notes in this section.  Also, please provide us with a detailed explanation of the accounting treatment related to the Structured Life Settlement Notes, including, but not limited to:

a.	Why valuing this type of security at cost is appropriate?
b.	How are cash flows from these investments treated?
c.	How are gains realized on this investment?
d.	Is there a secondary market for this type of security?

Response:  Because investments in Structured Life Settlement Notes have historically represented less than 1% of the Fund’s total investments and the Adviser expects such investments to continue to represent less than 1% of the Fund’s investments, the Fund does not believe it is appropriate to include disclosure regarding these securities in the prospectus.

Regarding the additional comments (a) – (d) above, the Fund responds as follows:

(a)	The Fund fair values this security at cost in accordance with its Valuation Procedures.

(b)
The only cash flows from these investments are distributions to the Fund upon maturity of the underlying loans held by a single issuer.  The principal portion of these distributions is reflected in a reduction in the cost basis of the investment.

(c)	The Fund hereby refers to its response to (b) above with respect to gains realized on this investment.

(d)	The Fund hereby states that there is no secondary market for this type of security at this time.

Convertible Preferred Stock Rights Offering – Over-Subscription Privilege (Page 19)

14.	Comment: The information in this section repeats earlier disclosure. Please consider consolidating the repeated information.

Bo J. Howell, Esquire
March 7, 2012

Response:  The Fund has deleted the occurrence of the repetitive disclosure on Page 19.

15.
Comment:  Please explain how the policy of granting only directors of the Fund the option to purchase the remaining shares of convertible preferred stock, “after all over-subscriptions exercised by stockholders are honored in full,” is consistent with the Section 23(b)(1) of the Company Act.  Also, please explain why these subscription rights should not simply expire after all shareholders have exercised over-subscription options.

Response:  The Fund has revised the disclosure to eliminate any right of a director to purchase the remaining shares of convertible preferred stock after all over-subscriptions exercised by stockholders are honored in full.

Description of Convertible Preferred Stock – Conversion Right (Page 21)

16.
Comment:  Disclosure in this section states “we may, at our option” convert the convertible preferred stock to common stock.  Please disclose who makes the conversion decision (e.g., the Board of Directors, the adviser, etc.).  Also, this conversion is later referred to as “automatic.”  Please delete the term “automatic” because the conversion is optional.

Response:  The Fund has added disclosure that the conversion decision will be made by a majority of the Fund’s board of directors.  The Fund has deleted the term “automatic”.

17.
Comment:  Regarding the conversion, which occurs if the net asset value of the Fund’s common stock reaches $20 per share, please explain why there is a conversion price (currently blank) for the common stock.  The offering suggests that upon conversion, shareholders of the convertible preferred stock will receive three shares of common stock regardless of the common stock’s market price.

Response:  The Fund has revised the disclosure to delete a dollar amount for a conversion price under these circumstances.  The Fund hereby confirms that the conversion price is unaffected by whether conversion occurs as a result of the preferred being called.  The conversion price will always be $16.67, subject to adjustments for distributions, which is the amount equal to $50 divided by three.   Supplementally, the Fund states that if the NAV reaches $20 (as adjusted), the Fund has the right redeem the convertible preferred stock at $50 per share.  In that case, the preferred stockholders would be given a notice that unless they convert by a certain date, e.g., in 30 days from the notice, their shares will be redeemed for cash at $50 per share.  Assuming no adjustments, if at the time the notice is issued, the stock price is above $16.67, the Fund would expect all preferred stockholders to convert or sell.  For example, if the NAV for the common stock is $20 and the market price is $18, by converting, a preferred shareholder will receive common stock valued $54 (the product of 3 times $18), which is greater than the $50 in cash such preferred stockholder would receive if he did nothing and his shares of convertible preferred stock were redeemed.

Bo J. Howell, Esquire
March 7, 2012

Use of Proceeds (Page 32)

18.	Comment: Since the adviser reserves the right to extend the investment period for up to six months, please explain the reasons for the extension. See Guide 1 to Form N-2.

Response:  The Adviser has determined that it will not need to extend the investment period for up to six month, and, therefore, has deleted the disclosure.

About the Fund (Page 33)

19.	Comment: Please state whether the investment objective is a fundamental policy. See Item 8.2.a. to Form N-2.

Response:  The Fund has revised the disclosure to state that the Fund’s investment objective is non-fundamental and may be changed by a majority of the Fund’s board of directors without stockholder approval by providing 60 days written notice of such change to the stockholders.

20.
Comment:  Since the Fund may engage in short sales, please confirm that the fee table will include, as an expense, an estimate of dividends paid on the Fund’s short sale transactions.  See AICPA Audit and Accounting Guide: Investment Companies ¶  7.93.j (May 1, 2010).

Response:  The Fund has included dividends paid on the Fund’s short sale transactions in the Fee Table based upon expenses incurred during its most recently completed fiscal year.

Fundamental Investment Restrictions (Page 35)

21.	Comment: Fundamental investment policies restrictions (1) and (3) appear to be duplicates. Please revise accordingly.

Response:  The Fund hereby deletes restriction #3 because it is duplicative of restriction #1.

Management – Directors and Executive Officers (Page 37)

22.	Comment: Regarding the table heading “Interested Director Nominees” please explain why the interested directors are referred to as “nominees.”

Response:  The word “nominees” was included erroneously.  The word has been deleted.

Board Composition and Leadership Structure (Page 41)

23.	Comment: Please provide disclosure as to why the Fund has determined that its leadership structure is appropriate. See Item 18.5(a) to Form N-2.

Response:  The Fund respectfully refers the staff to the following disclosure which appears on page 41 of the Registration Statement:

Bo J. Howell, Esquire
March 7, 2012

The Board believes that its structure facilitates the orderly and efficient flow of information to the Directors from the Adviser and other service providers with respect to services provided to the Fund, potential conflicts of interest that could arise from these relationships and other risks that the Fund may face.  The Board further believes that its structure allows all of the Directors to participate in the full range of the Board’s oversight responsibilities.  The Board believes that the orderly and efficient flow of information and the ability to bring each Director’s talents to bear in overseeing the Fund’s operations is important, in light of the size and complexity of the Fund and the risks that the Fund faces.  The Board and its committees review their structure regularly, to help ensure that it remains appropriate as the business and operations of the Fund, and the environment in which the Fund operates, changes.

Management Fees (Page 46)

24.	Comment: Please disclose how derivatives will be valued for purposes of “total assets.” Confirm that the Fund will not use notional value for purposes of calculating “total assets.”

Response:  Under its current management, the Fund does not have a history of nor does it have any intention to invest in derivatives.  However, if the Fund did invest in derivatives, such instruments would be valued in accordance with the Fund’s valuation procedures and the Fund would not use notional value for purposes of calculating “total assets.”

Part C – Other Information

25.	Comment: Please provide an updated legality opinion that opines on the legality of each of the securities that the Fund is registering. See SEC Staff Legal Bulletin No. 19 (Oct. 14, 2011).

Response:  The legality opinion regarding the transferable rights and the convertible preferred stock will be filed with the Fund’s pre-effective amendment to the Registration Statement.

General Comments

26.	Comment: Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

Response:  The Fund acknowledges the Staff’s comment.

27.
Comment:  We note that portions of the filing are incomplete.  We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response:  The Fund acknowledges the Staff’s comment.

Bo J. Howell, Esquire
March 7, 2012

28.
Comment:  If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendment.

Response:  The Fund acknowledges the Staff’s comment and will identify any such omitted information prior to filing the final pre-effective amendment

29.
Comment:  Please advise us if you have submitted or expect to submit exemptive applications or no-action requests in connection with your registration statement.  In addition, at the time the Fund requests acceleration of effectiveness, please advise us whether FINRA has reviewed and cleared the filing.

Response:  The Fund has no present expectation to submit any exemptive applications or no-action requests in connection with the Registration Statement.  The Fund respectfully asserts that FINRA review of the arrangements of the offering is not required nor contemplated by current FINRA Rules.  The offering is being made without the assistance of any underwriter, distributor or other FINRA member.

30.
Comment:  Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act.  Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

Response:  The Fund acknowledges the Staff’s comment and has prepared this response accordingly.

31.
Comment:  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response:  The Fund acknowledges the Staff’s comment.

32.
Comment:  Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Bo J. Howell, Esquire
March 7, 2012

•	the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:  The Fund acknowledges the Staff’s comment and will provide a letter to such effect at the time it requests acceleration of the Registration Statement’s effective date.

If you have any questions regarding the enclosed, please do not hesitate to contact me at (215) 569-5530.

Very truly yours,

/s/ Mary Stokes

Mary Stokes